LAMPERD LESS LETHAL INC.

1200 Michener Road

Sarnia, Ontario N7T 7H8

Canada

Phone: (519) 344-4445

August 14, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street North East

Mailstop 4561

Washington, DC 20549

Attention:	Jeffrey Gordon, Staff Accountant

Dear Sirs:

Re: Lamperd Less Lethal Inc. (the “Company”) Form 8-K Item 4.01 filed August 9, 2006 Your File No. 0-50011

In connection with your letter of August 10, 2006, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

LAMPERD LESS LETHAL INC.

Per:

/s/ Barry Lamperd

Barry Lamperd

President and Director